                                                                  EXHIBIT (a)(1)

                               OFFER TO PURCHASE
                FOR CASH ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                                TSI INCORPORATED
                                       AT
                          $14.00 NET PER SHARE IN CASH
                                       BY
                             JJF ACQUISITION, INC.

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON WEDNESDAY, AUGUST 11, 1999, UNLESS THE OFFER IS EXTENDED TO A LATER DATE AND TIME (THE "EXPIRATION DATE"). SHARES THAT ARE TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE THAT NUMBER OF SHARES, WHICH, WHEN ADDED TO THE NUMBER OF SHARES BENEFICIALLY OWNED BY JJF ACQUISITION, INC. (THE "PURCHASER") AND ITS AFFILIATES, REPRESENTS A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES OF TSI INCORPORATED (THE "COMPANY") ON A FULLY DILUTED BASIS (THE "MINIMUM TENDER CONDITION"), (2) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE COMPANY'S SHAREHOLDERS HAVE AMENDED THE COMPANY'S BYLAWS TO OPT OUT OF THE MINNESOTA CONTROL SHARE ACQUISITION ACT AND THAT THE PURCHASER HAS VOTING RIGHTS FOR ALL SHARES ACQUIRED PURSUANT TO THE OFFER (THE "CONTROL SHARE CONDITION"), (3) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE COMPANY HAS TAKEN APPROPRIATE MEASURES SUCH THAT THE OFFER IS APPROVED IN ACCORDANCE WITH THE MINNESOTA BUSINESS COMBINATION ACT (THE "BUSINESS COMBINATION CONDITION"), (4) THE ELECTION BY SHAREHOLDER VOTE OF THE PURCHASER'S DIRECTOR NOMINEES AT THE 1999 ANNUAL MEETING OF SHAREHOLDERS (THE "ELECTION CONDITION"), (5) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE COMPANY'S SHAREHOLDERS AT THEIR JULY 22, 1999 ANNUAL MEETING HAVE ADOPTED FIVE PROPOSALS TO AMEND THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS WHICH ARE DESIGNED TO LIMIT THE COMPANY'S ABILITY TO TAKE VARIOUS DEFENSIVE MEASURES TO HINDER OR PREVENT THE COMPANY'S SHAREHOLDERS FROM CONSIDERING THIS OR OTHER ACQUISITION OFFERS AND (6) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT IT HAS OBTAINED SUFFICIENT FINANCING TO ENABLE IT TO CONSUMMATE THE OFFER (THE "FINANCING CONDITION").

    THERE ARE PROCEDURES AVAILABLE TO THE COMPANY'S BOARD OF DIRECTORS IN THE COMPANY'S BYLAWS AND THE MINNESOTA BUSINESS CORPORATION ACT PURSUANT TO WHICH IT CAN ACT PROMPTLY TO SATISFY THE BUSINESS COMBINATION CONDITION.

    THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE THE INTRODUCTION AND SECTIONS 14 AND 15 OF THE OFFER.

    WE URGE THE BOARD TO COOPERATE WITH OUR EFFORTS TO CONSUMMATE THE OFFER PROMPTLY.

                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                              R.J. STEICHEN & CO.

July 12, 1999

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's Shares (as defined herein), should either: (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3; or (b) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such Shares.

    A shareholder who desires to tender his Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                               TABLE OF CONTENTS

                                                                                                                  PAGE
                                                                                                                  -----
INTRODUCTION.................................................................................................           2

THE TENDER OFFER.............................................................................................           8
       1.  TERMS OF THE OFFER................................................................................           8
       2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR THE SHARES.................................................           9
       3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES...........................................          10
       4.  WITHDRAWAL RIGHTS.................................................................................          13
       5.  CERTAIN UNITED STATES TAX CONSEQUENCES............................................................          14
       6.  PRICE RANGE OF THE SHARES; DIVIDENDS..............................................................          15
       7.  POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT
             REGISTRATION; MARGIN REGULATIONS................................................................          16
       8.  CERTAIN INFORMATION CONCERNING THE COMPANY........................................................          17
       9.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND MR. FAUTH........................................          29
      10.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY................................................          30
      11.  PURPOSE OF THE OFFER; THE MERGER; PLANS FOR THE COMPANY...........................................          32
      12.  SOURCE AND AMOUNT OF FUNDS........................................................................          34
      13.  DIVIDENDS AND DISTRIBUTIONS.......................................................................          35
      14.  CERTAIN CONDITIONS OF THE OFFER...................................................................          35
      15.  CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS..............................................          39
      16.  CERTAIN FEES AND EXPENSES.........................................................................          42
      17.  MISCELLANEOUS.....................................................................................          42

SCHEDULE I...................................................................................................         I-1

SCHEDULE II..................................................................................................        II-1

TO THE HOLDERS OF SHARES OF COMMON STOCK OF TSI INCORPORATED:

                                  INTRODUCTION

    JJF Acquisition, Inc. (the "Purchaser") hereby offers to purchase all outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of TSI Incorporated, a Minnesota corporation (the "Company" or "TSI"), at a purchase price of $14.00 per share, net to the seller in cash, without interest thereon, in each case upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. See Section 3. The Purchaser will pay all charges and expenses of R.J. Steichen & Co., as Dealer Manager (the "Dealer Manager"), Firstar Bank of Minnesota, N.A., which is serving as Depositary (the "Depositary"), and Beacon Hill Partners, Inc., which is serving as Information Agent (the "Information Agent"), incurred in connection with the Offer. See
Section 16.

    The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. The Purchaser currently intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger or similar business combination (the "Merger") with the Purchaser, pursuant to which each then outstanding Share (other than Shares owned by the Purchaser or its affiliates) would be converted into the right to receive in cash in the same amount as is received in the Offer, and the Company would become a wholly-owned subsidiary of JJF Group, Inc., a Minnesota corporation and the parent company of the Purchaser ("JJF Group").

    JJF Group and Mr. Fauth have filed definitive proxy materials with the Securities and Exchange Commission (the "Commission") to solicit (the "Solicitation") holders of Shares at the Company's 1999 Annual Meeting of Shareholders scheduled to be held on July 22, 1999 (the "1999 Annual Meeting") to adopt or facilitate the adoption of the Proposals (as defined below). The Proposals are designed to (1) elect three directors to the Company's Board who are committed, subject to their fiduciary duties to the Company, to removing any impediments to the ability of holders of Shares to choose freely whether to accept the Offer, (2) prevent the application the Minnesota Control Share Acquisition Act to the Company and the Offer, (3) require the unanimous approval of the Board of Directors before the Company can adopt a defensive action whose primary purpose is to prevent a change in control of the Company, (4) require the Company to hold its fiscal year 2000 annual meeting not later than July 20, 2000 and to publicly announce the meeting date by June 20, 2000, (5) repeal any Bylaws adopted by the Board during the period from May 29, 1999 through the date of the 1999 Annual Meeting, (6) prohibit the Board from repealing or amending any Bylaws adopted by the shareholders and (7) during the period from the 1999 Annual Meeting until December 31, 2000, prohibit the Company from adopting a shareholder rights plan or issuing new securities which could increase the number of outstanding shares to more than 11,500,000 shares of common stock without the unanimous approval of the Board (collectively, the "Proposals"). The Solicitation will be made only pursuant to separate solicitation materials, definitive copies of which were filed with the Securities and Exchange Commission (the "Commission") on July 2, 1999, which comply with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

    The Purchaser, JJF Group and Mr. Fauth intend to continue to seek to negotiate with the Company with respect to the acquisition of the Company. The Purchaser reserves the right to amend or withdraw the

Offer upon entry into an acquisition agreement or other agreement regarding a business combination with the Company or otherwise or to negotiate an acquisition agreement or other agreement regarding a business combination with the Company not involving a tender offer. See Section 14.

    THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE 1999 ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH THE PURCHASER, JJF GROUP OR MR. FAUTH MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF
SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

    The Purchaser reserves the right to assign its right to purchase Shares tendered pursuant to the Offer and its other rights under the Offer to one or more of its affiliates. Any such assignment shall not relieve the Purchaser of its obligations under the Offer and shall in no way prejudice the rights of tendering shareholders to receive payment for Shares duly tendered.

CERTAIN CONDITIONS TO THE OFFER

    The Offer is subject to the fulfillment of certain conditions, including the following:

    MINIMUM TENDER CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED (THE "MINIMUM TENDER CONDITION") UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1) THAT NUMBER OF SHARES, WHICH WHEN ADDED TO THE NUMBER OF SHARES OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE.

    According to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999, at June 16, 1999 (the "1999 10-K"), 11,232,816 Shares were issued and outstanding. According to the 1999 10-K, at March 31, 1999, options covering a total of 810,194 Shares were outstanding under the Company's various stock option plans. The Purchaser currently beneficially owns 1,009,000 Shares. Based on the foregoing and assuming that no options were granted after March 31, 1999, and no options have been exercised or have expired and no Shares have otherwise been issued or repurchased by the Company, there would be 12,043,010 Shares outstanding on a fully diluted basis and the Minimum Tender Condition would be satisfied if 5,012,506 Shares are validly tendered pursuant to the Offer and not properly withdrawn. However, the actual number of Shares that must be validly tendered pursuant to the Offer and not properly withdrawn in order to satisfy the Minimum Tender Condition will depend on the facts as they exist on the date of purchase.

    THE CONTROL SHARE CONDITION. THE OFFER IS CONDITIONED UPON THE PURCHASER HAVING DETERMINED IN ITS SOLE DISCRETION THAT THE MINNESOTA CONTROL SHARE ACQUISITION ACT IS INAPPLICABLE TO THE OFFER OR THAT IT OTHERWISE WILL NOT HAVE THE EFFECT OF DENYING VOTING RIGHTS TO THE SHARES ACQUIRED BY THE PURCHASER IN THE OFFER (THE "CONTROL SHARE CONDITION").

    The Company is currently subject to Section 302A.671 of the Minnesota Business Corporation Act (the "Control Share Acquisition Act"). The Control Share Acquisition Act provides that a party which acquires more than 20% of the Company will not have any voting power with respect to the Shares acquired over the 20% threshold, unless the acquirer provides an "information statement" to the shareholders of the Company and obtains approval to restore those rights from (i) the affirmative vote of the holders of a majority of all outstanding Share entitled to vote, and (ii) the affirmative vote of a majority of all outstanding Shares entitled to vote, excluding holders of "interested shares" (generally, Shares held by the acquirer, by officers of the company and by any employee-directors of the company). Consequently, this statute makes it highly undesirable for the Purchaser or any other acquirer to pass the 20% ownership threshold and therefore, impossible to conduct the Offer for the Shares. A Minnesota corporation may opt out of the Control Share Acquisition Act by adopting an amendment to its bylaws which is approved by the shareholders of the corporation.

    The Control Share Condition will be satisfied if (1) the Bylaws of the Company are amended by the Company's shareholders prior to the consummation of the Offer to provide that the Control Share Acquisition Act shall be inapplicable to control share acquisitions of the Company's common stock, (2) the shareholders vote in accordance with the Control Share Acquisition Act to confer full voting rights to Shares acquired by the Purchaser pursuant to the Offer or (3) the Purchaser in its sole discretion is otherwise satisfied that the Control Share Acquisition Act is inapplicable to the Purchaser's acquisition of Shares in the Offer.

    THE BUSINESS COMBINATION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT A COMMITTEE OF DISINTERESTED DIRECTORS HAS APPROVED THE OFFER IN ACCORDANCE WITH
SECTION 402A.673 OF MINNESOTA STATUTES (THE "MINNESOTA BUSINESS COMBINATION ACT") (THE "BUSINESS COMBINATION CONDITION").

    The Minnesota Business Combination Act prohibits any "business combination" including any merger, for a period of four years following the date that a person or entity first acquires beneficial ownership, directly or indirectly, of 10% or more of the outstanding Shares if the person or entity does not receive approval of a special committee composed of all of the disinterested members of the Company's Board of Directors prior to such acquisition. Thus, absent compliance with the Minnesota Business Combination Act, the Purchaser would be prohibited from consummating the Merger after the Purchaser acquired 10% of the Shares pursuant to the Offer.

    The Business Combination Condition will be satisfied if a committee of the Company's disinterested directors approves the Purchaser's acquisition of Shares prior to the Purchaser acquiring beneficial ownership, directly or indirectly of at least 10% of the Company's outstanding Shares in accordance with the Minnesota Business Combination Act. The Purchaser expects that if the Election Condition, as described below, is satisfied, a committee formed under the Minnesota Business Combination Act to consider the Offer would consist of Messrs. Fauth, Kohler and Haun (who are nominees of the Purchaser) and Messrs. Levesque, Roering, Sullivan and Whalen (who are current members of the Board of Directors).

    THE ELECTION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE ELECTION BY SHAREHOLDER VOTE, OF MR. FAUTH'S AND JJF GROUP'S DIRECTOR NOMINEES AT THE 1999 ANNUAL MEETING OF SHAREHOLDERS (THE "ELECTION CONDITION").

    The Company is expected to hold the 1999 Annual Meeting on July 22, 1999, at which time, the shareholders are expected to elect three directors to serve three-year terms ending at the 2002 annual meeting. Mr. Fauth and JJF Group intend to nominate John J. Fauth, Joseph G. Kohler and G. Richard Haun, Jr. for election as directors for these terms. A condition of the Offer is that these director nominees be elected by the shareholders at the 1999 Annual Meeting.

    THE DEFENSIVE ACTION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE ADOPTION OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION AT THE 1999 ANNUAL MEETING PROHIBITING THE BOARD FROM ADOPTING DEFENSIVE ACTIONS WHOSE PRIMARY PURPOSE IS TO PREVENT A CHANGE IN CONTROL OF THE COMPANY, UNLESS THE DEFENSIVE ACTION IS APPROVED BY THE UNANIMOUS VOTE OF THE BOARD OF DIRECTORS (THE "DEFENSIVE ACTION CONDITION").

    The purpose of the Defensive Action Condition is to prevent the Company's Board of Directors from adopting or implementing any measures intended to thwart or impede a change in control of the Company without unanimous Board approval, thereby giving shareholders an improved ability to consider the Offer. Defensive action is defined to mean any action by the Board with the primary purpose or effect of impeding a change in control of the Company, or increasing the Board's power to impede such a change in control in the future. However, if an offer is made to acquire the Company or all of the Company's shares, and the Board determines by a majority to vote that such offer will maximize the Company's value at a sale of the shareholders' benefit, no action taken by the Board by a majority vote to facilitate such offer shall be deemed a defensive action. The Defensive Action Condition will be satisfied if the Company's shareholders adopt an amendment to the Articles of Incorporation which would require unanimous Board approval to adopt a "Defensive Action."

    THE MEETING DATE CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE ADOPTION OF AN AMENDMENT TO THE COMPANY'S BYLAWS AT THE 1999 ANNUAL MEETING PROVIDING THAT THE ANNUAL MEETING OF THE COMPANY'S SHAREHOLDERS FOR THE YEAR 2000 SHALL BE HELD NOT LATER THAN JULY 20, 2000 AND THE BOARD OF DIRECTORS SHALL GIVE NOTICE OF THE MEETING ON OR BEFORE JUNE 20, 2000 (THE "MEETING DATE CONDITION").

    The purpose of the Meeting Date Condition is to prevent the Board from delaying the year 2000 annual meeting of shareholders past July 20, 1999, and thereby creating an impediment to a change in control of the Company. The Meeting Date Condition will be satisfied if the Company's shareholders adopt at the 1999 Annual Meeting an amendment to the Company's Bylaws providing that the annual meeting of the Company's shareholders shall be held not later than July 20, 2000 and that the Board of Directors shall give notice of the meeting on or before June 20, 2000.

    THE BYLAW REPEAL CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE ADOPTION OF AN AMENDMENT TO THE COMPANY'S BYLAWS AT THE 1999 ANNUAL MEETING PROVIDING THAT ANY BYLAWS ADOPTED BY THE BOARD BETWEEN MAY 29, 1999 AND THE DATE OF THE ADOPTION OF THAT BYLAW AMENDMENT ARE REPEALED (THE "BYLAW REPEAL CONDITION").

    The purpose of the Bylaw Repeal Condition is to prevent the Board from adopting new Bylaws that might foreclose or block shareholders' consideration of the Offer, or otherwise impede an acquisition or change in control of the Company, including pursuant to the Offer. The Bylaw Repeal Condition will be satisfied if the Company's shareholders adopt at the 1999 Annual Meeting an amendment to the Company's Bylaws providing that any Bylaws adopted by the Board of Directors between May 29, 1999 and the date of the adoption of this amendment to the Bylaws are repealed.

    THE BYLAW AMENDMENT PROTECTION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE ADOPTION OF AN AMENDMENT TO THE COMPANY'S BYLAWS AT THE 1999 ANNUAL MEETING PROHIBITING THE BOARD FROM AMENDING OR REPEALING ANY BYLAWS ADOPTED BY THE COMPANY'S SHAREHOLDERS (THE "BYLAW AMENDMENT PROTECTION CONDITION").

    The purpose of the Bylaw Amendment Protection Condition is to prevent the Board from interfering with the implementation of any proposals voted upon and approved by the Company's shareholders. The Bylaw Amendment Protection Condition will be satisfied if the Company's shareholders adopt at the 1999 Annual Meeting an amendment to the Company's Bylaws providing that any Bylaws adopted by shareholders may not be amended or repealed by the Board.

    THE ANTI-POISON PILL/DILUTION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE ADOPTION OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION AT THE 1999 ANNUAL MEETING PROHIBITING, DURING THE PERIOD FROM THE

1999 ANNUAL MEETING UNTIL DECEMBER 31, 2000, THE ADOPTION OF A SHAREHOLDER RIGHTS PLAN (ALSO KNOWN AS A "POISON PILL") OR THE ISSUANCE OF COMPANY SECURITIES WHICH COULD INCREASE THE NUMBER OF OUTSTANDING SHARES OF CAPITAL STOCK TO MORE THAN 11,500,000 SHARES OF COMMON STOCK, WITHOUT UNANIMOUS BOARD APPROVAL (THE "ANTI-POISON PILL/DILUTION CONDITION").

    The Anti-Poison Pill/Dilution Condition seeks to prevent the Board from adopting a "poison pill" or to issue additional securities in order to impede the ability of the Company's shareholders to consider the Offer. The Anti-Poison Pill/Dilution Condition will be satisfied if the Company's shareholders adopt at the 1999 Annual Meeting an amendment to the Company's Articles of Incorporation providing that the Board is prohibited, during the period from the 1999 Annual Meeting until December 31, 2000, from adopting a poison pill or issuing new securities which could increase the number of outstanding shares of capital stock to more than 11,500,000 shares of common stock, without unanimous Board approval.

    THE FINANCING CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT IT HAS OBTAINED SUFFICIENT FINANCING TO CONSUMMATE THE OFFER (THE "FINANCING CONDITION").

    There were 11,232,816 Shares outstanding as of June 16, 1999, of which 1,009,000 Shares are currently owned by the Purchaser or Mr. Fauth. Including outstanding options for 810,194 Shares as of March 31, 1999, there are potentially 12,043,010 Shares outstanding on a fully diluted basis. In order to satisfy the Minimum Offer Condition, approximately 5,012,000 Shares (the "Purchased Shares") would need to be tendered and purchased, together with the Shares currently owned by Mr. Fauth. The total purchase price of these Purchased Shares would be $70,175,084. If all Shares other than those owned by the Purchaser or Mr. Fauth were tendered, the total purchase price would be $154,476,140.

    The Purchaser's total equity will be $44,126,000, comprised of $30 million in cash and the contribution of Mr. Fauth's 1,009,000 Shares, which would be valued at $14,126,000 at $14.00 per share. The cash will be contributed to the Purchaser by its parent, JJF Group, Inc., which will have borrowed the $30 million from Churchill Industries, Inc., an industrial holding company that is wholly owned by Mr. Fauth. The loan is expected to be unsecured and guaranteed by Mr. Fauth, to bear an interest rate of 3.25% over the London Interbank Offered Rate ("LIBOR") and to have a term of five years.

    In addition to the aforementioned equity, the Purchaser has also received a "highly confident letter" dated July 9, 1999 from BNY Capital Markets, Inc.( "BNY") indicating that as of that date, BNY was highly confident that it could obtain commitments from lenders for a senior secured credit facility (the "Tender Offer Facility") to be made available to the Purchaser in an amount sufficient to finance a portion of the payment obligations under the Tender Offer required to purchase the tendered Shares. The Tender Offer Facility would be secured by the Purchased Shares and the Contributed Shares, and would not exceed approximately 43% of their respective collateral values as determined under Federal Reserve Regulation U. The Tender Offer Facility is expected to have an effective interest rate of 3% over LIBOR or 1.75% over the prime rate and a maximum term of 18 months.

    The balance of the funds necessary to consummate the Offer would be approximately $4 million if the minimum Shares were tendered, and approximately $52 million if all Shares not already owned by the Purchaser or Mr. Fauth were tendered. The Purchaser expects that such amounts would be financed by additional equity contributions to the Purchaser or additional borrowings by the Purchaser. The Purchaser believes that such amounts can be obtained on a timely basis, but currently no specific arrangements have been made to obtain that additional financing. The Purchaser's belief that such financing to purchase the Shares will be available is based in part on the BNY highly confident letter referred to above, which in addition to the financing referred to above for the purchase of Shares, states that as of the date of that letter BNY was highly confident that up to $140 million in financing would be available upon a merger of the Purchaser and the Company to refinance debt incurred in connection with the purchase of the Shares and for general corporate purposes. The Purchaser expects that such replacement financing would consist of up to $40 million of senior debt secured by the Company's assets and up to $110 million of senior subordinated notes issued by the merged Company in the public debt market. To date no binding arrangements have been made for such replacement financing.

    The BNY highly confident letter states that BNY's ability to provide financing is subject to satisfaction or waiver of customary conditions, including (a) there having been in BNY's sole judgment no material adverse change in the financial condition, results of operations, business or prospects of the Company, the Purchaser or Churchill Industries, Inc. and its subsidiaries ("Churchill") since March 31, 1999; (b) there not having been any material adverse change in the market for high yield securities or capital markets in general, in the opinion of BNY; (c) consolidated pro forma capitalization of the Company following the Merger, assuming consummation of the Offer and related permanent financings being acceptable to BNY; (d) audited and unaudited historical financial statements (including unaudited pro forma financial statements) of the Company and its subsidiaries acceptable to BNY conforming to the requirements of the Commission; (e) BNY not having discovered or otherwise becoming aware of any information not previously disclosed to Lender that it believes is inconsistent in a material and adverse manner with BNY's understanding, concerning the business, operations, property, condition (financial or otherwise) or prospects of the Company, the Purchaser or Churchill; (f) terms, structure and arrangements regarding the financing and other financing for the transaction being on terms satisfactory to BNY; (g) the consolidated pro forma capitalization of the Purchaser, assuming consummation of the Offer, being acceptable to BNY; (h) execution and delivery of definitive documentation relating to and encompassing the transaction which is acceptable to BNY; (i) receipt of all appropriate regulatory approvals; and (j) there having been no change or proposed change in laws that could be expected to adversely affect the economic consequences of the transaction.

    CERTAIN OTHER CONDITIONS TO THE CONSUMMATION OF THE OFFER ARE DESCRIBED IN
SECTION 14. THE PURCHASER EXPRESSLY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO WAIVE ANY ONE OR MORE OF THE CONDITIONS TO THE OFFER. SEE SECTIONS 14 AND 15.

    THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and thereby purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 on or prior to the Expiration Date. The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, August 11, 1999, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the time and date at which the Offer, as so extended by the Purchaser, shall expire.

    The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the occurrence of any of the events specified in
Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See Section 4.

    Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, to: (i) delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory or governmental approvals specified in Section 15;
(ii) terminate the Offer (whether or not any Shares have theretofore been accepted for payment) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14; and (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and, other than in the case of any such waiver, by making a public announcement thereof. The Purchaser acknowledges that: (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer; and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

    The rights reserved by the Purchaser in the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 14. Any such extension, delay, termination or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement.

    If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality, of the changes. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination and investor response. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM TENDER CONDITION, THE CONTROL SHARE CONDITION, THE BUSINESS COMBINATION CONDITION, THE ELECTION CONDITION, THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE COMPANY'S SHAREHOLDERS AT THEIR JULY 22, 1999 ANNUAL MEETING HAVE ADOPTED FIVE PROPOSALS TO AMEND THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS WHICH ARE DESIGNED TO PRECLUDE THE COMPANY'S BOARD FROM TAKING VARIOUS DEFENSIVE MEASURES TO HINDER OR PREVENT THE COMPANY'S SHAREHOLDERS FROM CONSIDERING THIS OR OTHER ACQUISITION OFFERS, THE FINANCING CONDITION AND THE EXPIRATION OR TERMINATION OF ALL WAITING PERIODS IMPOSED BY THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT"), AND THE SATISFACTION OF THE OTHER CONDITIONS SET FORTH IN SECTION 14.

    The Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Commission, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied, the Purchaser may, in its sole discretion, elect to (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. In the event that the Purchaser waives any condition set forth in Section 14, the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the shareholders, require that the Offer remain open for an additional period of time and/or that the Purchaser disseminate information concerning such waiver.

    A request has been made to the Company pursuant to Section 302A.461 of the Minnesota Business Corporation Act for the use of the Company's shareholder lists and security position listings for the purpose of communicating with other shareholders of the Company and soliciting their proxies and related activities. This Offer and the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR THE SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in Section 14. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15.

    FOR INFORMATION WITH RESPECT TO APPROVALS REQUIRED TO BE OBTAINED PRIOR TO THE CONSUMMATION OF THE OFFER, INCLUDING UNDER THE HSR ACT, SEE SECTION 15.

    In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

    The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER. If, for any reason whatsoever, acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in Section 4.

    If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

    IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER SHALL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION SHALL BE PAID TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

    The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

    VALID TENDER OF SHARES. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date, and either (i) Share Certificates representing tendered Shares must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below and Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with.

    THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make Book-Entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

    DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

    If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on such certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the appropriate Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

    If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed appropriate Letter of Transmittal (or facsimile thereof) must accompany each such delivery.

    GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or, in the case of Shares, the procedures for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

       (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of such Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of the Shares are received into the Depositary's account at the Book-Entry Transfer Facility.

    BACKUP FEDERAL INCOME TAX WITHHOLDING. Under the backup federal income tax withholding applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to such shareholders pursuant to the Offer. To prevent backup federal income tax withholding, each such shareholder must provide the Depositary with such shareholder's correct taxpayer identification number and certify that such shareholder is not subject to backup federal income tax withholding by completing the substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

    APPOINTMENT AS PROXY. By executing the Letter of Transmittal, a tendering shareholder will also irrevocably appoint designees of the Purchaser, and each of them, as such shareholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective upon the acceptance for payment of such Shares by the Purchaser in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by such shareholder with respect to such Shares, and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and such other securities and rights for which such appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or its designee must be able to exercise full voting rights with respect to such Shares, and other securities, including voting at any meeting of shareholders.

    DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders.

    The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived by the Purchaser. None of the Purchaser or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    The Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4.  WITHDRAWAL RIGHTS.

    Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after Monday, September 13, 1999 (or such later date as may apply in case the Offer is extended).

    If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as set forth in the Share Certificate, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Certificates, the tendering shareholder must submit the serial numbers shown on the particular Certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  CERTAIN UNITED STATES TAX CONSEQUENCES.

    The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, each selling shareholder would generally recognize gain or loss equal to the difference between the amount of cash received and such shareholder's adjusted tax basis for the sold Shares. Such gain or loss will be capital gain or loss (assuming the Shares are held as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale, the Shares were held for more than one year or will be short term if, as of such date, the Shares were held for one year or less.

    The foregoing discussion may not be applicable to certain shareholders of the Company, including persons who acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States and foreign corporations, persons holding Shares in a straddle, hedging, or conversion transaction, and entities that are otherwise subject to special tax treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions and passthrough entities).

    Unless a shareholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Internal Revenue Code and applicable Treasury regulations, such shareholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the Offer. Shareholders should consult their brokers or the Depositary to ensure compliance with such procedures. Foreign shareholders should consult with their own tax advisors regarding withholding taxes in general.

    THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE CODE AND TREASURY REGULATIONS CURRENTLY IN FORCE WHICH MAY BE AMENDED AT ANY TIME, POSSIBLY WITH RETROACTIVE EFFECT. EACH SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE OFFER AND PROPOSED MERGER, INCLUDING FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES.

6.  PRICE RANGE OF THE SHARES; DIVIDENDS.

    The Shares are listed and traded on the Nasdaq National Market Tier under the symbol "TSII." The following table sets forth, according to the Company's 1999 10-K, for the periods indicated, the reported high and low sales prices for the Shares on the Nasdaq.

FISCAL YEAR ENDED                                                           HIGH        LOW
------------------------------------------------------------------------  ---------  ---------
March 31, 1998
  First Quarter.........................................................  $  10.375  $  8.75
  Second Quarter........................................................  $  11      $  8.75
  Third Quarter.........................................................  $  10.875  $  9
  Fourth Quarter........................................................  $  10.375  $  7.625

March 31, 1999
  First Quarter.........................................................  $   9      $  7.3125
  Second Quarter........................................................  $   9.25   $  6.875
  Third Quarter.........................................................  $   9.125  $  6.625
  Fourth Quarter........................................................  $   9.125  $  7.5

March 31, 2000
  First Quarter.........................................................  $  12.00   $  7.50

    On November 24, 1998, the last trading day prior to the date on which Mr. Fauth met with two members of the Company's Board to discuss his interest in the Company, the last reported sale price on the Nasdaq for the Shares was $7.875. On July 9, 1999, the last trading day prior to the commencement of the Offer on July 12, 1999, the last reported sale price on the Nasdaq for the Shares was $12.75. The Offer represents a 9.8% premium over the closing price per share on July 9, 1999; a 78% premium over the closing price of $7.875 per share on November 30, 1998, which was the day on which Mr. Fauth first purchased the Company's Common Stock; and a 69% permium over the average daily closing price of $8.27 for the one year period ended November 30, 1998. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    According to the Company's 1999 10-K, the Company has declared and paid the following cash dividends on the Shares during fiscal 1998, 1999 and 2000.

                                                                              DIVIDEND PAYMENT
FISCAL YEAR ENDED                                                                 PER SHARE
----------------------------------------------------------------------------  -----------------
  March 31, 1998
    May 1997................................................................          $.025
    August 1997.............................................................          $.025
    November 1997...........................................................           $.03
    February 1998...........................................................           $.03

  March 31, 1999
    May 1998................................................................           $.03
    August 1998.............................................................           $.03
    November 1998...........................................................           $.03
    February 1999...........................................................           $.03


FISCAL YEAR ENDING MARCH 31, 2000
----------------------------------------------------------------------------
   May 1999.................................................................           $.03

7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

    POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price therefor.

    NASDAQ LISTING. The Shares are currently listed and traded in the Nasdaq National Market, which constitutes the principal trading market for the Shares. Depending upon the aggregate market value and the number of Shares not purchased pursuant to the Offer, the Shares may no longer meet the quantitative maintenance criteria of the National Association of Securities Dealers, Inc. (the "NASD") for continued listing on the Nasdaq National Market and may cease to be authorized for quotation on such markets. The Nasdaq National Market's published guidelines require that an issuer have at least 200,000 publicly held shares (exclusive of holdings of officers, directors or beneficial owners of more than 10%), held either by at least 400 beneficial shareholders or 300 beneficial shareholders of round lots, with a market value of at least $1 million and must have net tangible assets of at least either $1 million, $2 million or $4 million depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, shares of an issuer might nevertheless continue to be included in the Nasdaq Stock Market with quotations published in the Nasdaq Stock Market's "additional list" or in one of the local lists, but if the number of beneficial owners were to fall below 300, or if the number of publicly held shares were to fall below 100,000 or there were not at least two registered and active market makers for the Shares, the NASD's rules provide that such shares would no longer be "qualified for reporting" by the Nasdaq Stock Market.

    It cannot be presently determined if consummation of the Offer will result in a reduction of the Company's publicly held shares below the required minimum amount. However, it is possible that the number of beneficial holders of the Shares may significantly decrease if the Purchaser acquires a majority of the Shares pursuant to the Offer. According to the Company's 1999 10-K, as of May 27, 1999, there were approximately 633 holders of record of Shares, not including an additional about 2,960 shareholders whose shares were held in street name. If as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASD for continued inclusion in the Nasdaq National Market or in any other tier or the Nasdaq Stock Market, the market for the Shares could be adversely affected. In the event that the Shares no longer meet the requirements of the NASD for continued inclusion in any tier of the Nasdaq Stock Market, it is possible that Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer is likely to result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the Commission if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to the Company. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for stock exchange listing or Nasdaq reporting. The Purchaser intends to seek to cause the Company to terminate the registration of the Shares as soon after the consummation of the Offer as the requirements for termination of registration are met.

    MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.  CERTAIN INFORMATION CONCERNING THE COMPANY.

    The Company is a Minnesota corporation with its principal executive offices located at 500 Cardigan Road, Shoreview, Minnesota 55126. The following description of the Company's business has been quoted from the 1999 10-K. The Purchaser expects the Company to file a 10-Q for the quarter ending June 30, 1999 on or before August 16, 1999, which may contain additional information concerning the Company not contained in the 1999 10-K:

    "The Company was founded in 1961 as a manufacturer of scientific measuring instruments for research applications. In 1968, the Company went public under the name Thermo-Systems, Inc. and in 1976 became TSI Incorporated. In recent years, the Company has applied its research instrumentation technology to industrial applications and has acquired or developed additional technologies to address the needs of several markets in order to become a diversified, precision instrumentation company.

    In May 1999, the Company acquired Environmental Systems Corporation of Knoxville, Tennessee, a leading supplier of ambient air quality and continuous emissions monitoring systems--including sensors, data loggers, software and system integration--to environmentally concerned companies, public utilities and government agencies. For the year ended December 31, 1998, Environmental Systems Corporation posted net sales of $23 million and $1.9 million in net income after taxes. A Form 8-K was filed on June 10, 1999 with an explanation of the transaction and corresponding historical and pro forma financial statements. This addition gives the Company stronger presence in the outdoor environmental monitoring market which offers excellent potential for the future.

    In October 1998, the Company acquired Amherst Process Instruments, Inc. of Amherst, Massachusetts, a manufacturer of powder flow and sizing instruments primarily for the bulk powders and pharmaceuticals markets. It had sales of approximately $2.5 million in the twelve months prior to acquisition. This addition enhances the capabilities of the Company by adding products to its particle research instrumentation line.

    In December 1998, the Company entered into a license agreement with the University of California at Riverside for a new technology and product for the chemical analysis of environmental pollutants. This new technology allows the analysis to take place directly without the typical contamination of particles during the collection process.

    The Company develops, manufactures and markets measuring and/or control instruments for a variety of market applications. The Company's business is referred to as precision instrumentation for industry and research. This business is characterized by many "niche" markets, where one of the Company's many basic measuring technologies fits the measurement needs in different industrial and research applications.

    The applications for the Company's products can best be described by considering two segments. These are the Safety, Comfort and Health of People (the working environment) and Productivity and Quality Improvement (industrial processes). Both of these cross numerous industries."

    The following selected financial information of the Company and its consolidated subsidiaries set forth below has been excerpted and derived from the 1999 10-K and the Company's current report on Form 8-K filed on June 10, 1999. More comprehensive financial and other information is included in such reports (including the Company's audited financial statements for the fiscal year ended March 31, 1999, as well as management's discussion and analysis of results of operations and financial position for fiscal 1999) and in other reports and documents filed by the Company with the Commission, and the financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Commission and all of the financial statements and related notes contained therein. These reports and other documents may be examined and copies thereof may be obtained in the manner set forth below.

     FIVE-YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION OF THE COMPANY(1)
                    (in thousands except per share amounts)

                                                                          FISCAL YEAR ENDED MARCH 31,
                                                             -----------------------------------------------------
                                                               1999       1998       1997       1996       1995
                                                             ---------  ---------  ---------  ---------  ---------
OPERATIONS
Net Sales..................................................  $  85,352  $  81,012  $  80,240  $  69,233  $  48,903
Gross Profit...............................................     48,194     45,085     44,971     38,491     28,566
  % of Sales...............................................       56.5       55.7       56.0       55.6       58.4
Research and Development...................................     11,154     11,554     10,939      8,993      7,196
  % of Sales...............................................       13.1       14.3       13.6       13.0       14.7
SG&A.......................................................     25,861     24,116     23,307     21,362     16,657
  % of Sales...............................................       30.3       29.8       29.0       30.9       34.1
Operating income...........................................     11,179      9,415     10,725      8,136      4,714
  % of Sales...............................................       13.1       11.6       13.4       11.8        9.6
Net Earnings...............................................      7,782      6,826      7,213      5,482      3,432
  % of Sales...............................................        9.1        8.4        9.0        7.9        7.0
Earnings Per Share
Basic......................................................        .69        .59        .64        .51        .33
Diluted....................................................        .68        .58        .62        .49        .32

FINANCIAL POSITION
Current Ratio..............................................        3.8        4.0        3.7        3.1        3.9
Working Capital............................................  $  32,172  $  31,243  $  26,006  $  18,498  $  16,855
Total Assets...............................................     60,968     57,834     50,878     42,512     32,167
Long-Term Debt.............................................          0          0          0          0          0
Shareholder's Equity.......................................     49,394     47,443     41,320     33,598     26,342
Shareholder's Equity Per Share.............................       4.43       4.06       3.59       3.00       2.53

OTHER DATA
Additions to Property, Plant and Equipment(2)..............  $   1,436  $   1,526  $   2,293  $   3,931  $   3,124
Depreciation and Amortization..............................      2,158      2,192      2,096      1,739      1,282
Backlog of Orders..........................................     19,388     22,408     25,112     30,007     11,364
Return on Average Shareholders' Equity (%).................       16.1       15.4       19.3       18.3       14.0
Return on Average Total Assets (%).........................       13.1       12.6       15.4       15.0       11.3

------------------------

(1) Data are based on results from continuing operations where applicable. Applicable earnings, stock and dividends declared per share data for all years shown above have been retroactively adjusted to reflect the two-for-one stock split effective August 16, 1996 and the three-for-two splits effective August 17, 1994 and May 28, 1991.

(2) In fiscal 1996 and 1995, a major plant expansion and remodeling project accounted for $2.5 million and $1.7 million, respectively, as part of Additions to Property, Plant and Equipment.

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations has been taken from the 1999 10-K:

NET SALES

    Following is a sales breakdown:

                                                          FISCAL YEAR ENDED MARCH 31,
                                                  -------------------------------------------
                                                      1999           1998           1997
                                                  -------------  -------------  -------------
Safety, Comfort and Health......................  $  64,416,000  $  54,954,000  $  57,753,000
Productivity and Quality Improvement............     20,936,000     26,058,000     22,487,000
                                                  -------------  -------------  -------------
  Total.........................................  $  85,352,000  $  81,012,000  $  80,240,000
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

    The percentage increase (decrease) from the prior year is as follows:

                                                                FISCAL YEAR ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                               1999          1998
                                                              -------       -------
Safety, Comfort and Health..................................     17%            (5)%
Productivity and Quality Improvement........................    (20)%           16%
  Total.....................................................      5%             1%

COMPARISON OF FISCAL 1999 AND 1998

    The increase in fiscal 1999 sales was due to strong demand for our safety, comfort and health instruments, particularly the PORTACOUNT(R) respirator fit tester, which benefitted from recent changes in OSHA regulations. The year also saw significant sales of biodetection equipment used for rapid detection of airborne bacteria to the U.S. Army and strong sales activity for our meteorological instrumentation.

    Increases in safety, comfort and health instruments have been substantially offset by slower sales in productivity and quality improvement instruments. The Company experienced a decline in sales of research instruments sold into this market as well as a decline in sales of industrial process control products, particularly those sold to the wire and cable industry and those directed to Pacific Rim markets. In response to the slow sales of research instruments, the operations of Aerometrics, a California subsidiary, were transferred to TSI's Minnesota headquarters and consolidated with an existing research product line selling to the same market. The Company took a $.03 per share charge to cover the costs associated with this consolidation.

    International sales declined $1,331,000, or 5 percent, for fiscal 1999 compared with fiscal 1998. The decline is attributable to slow sales of both our process controls and research instruments for productivity and quality improvement.

COMPARISON OF FISCAL 1998 AND 1997

    Sales of safety, comfort and health instruments declined 5 percent in fiscal 1998 compared to fiscal 1997. The decrease was due to:

    - Lower PORTACOUNT respirator and gas mask fit tester sales for military applications.

    - A slowdown in sales of meteorologic and hydrologic instruments for outdoor monitoring due to delays in obtaining certain contracts.

    - Continued reduction in R&D contracts supporting electrochemical sensor development.

    - Sales of products for productivity and quality improvement increased 16 percent in fiscal 1998 from 1997. The increase came from:

    - LaserSpeed(R) speed and length instruments for the wire and cable industry.

    - Diameter and flaw detection gauges for the wire and cable industry, products obtained in the Target Systems acquisition in July 1997.

    - Research instruments that experienced a decline in fiscal 1997.

    International sales declined $3,192,000, or 11 percent, for fiscal 1998 compared with fiscal 1997. In fiscal 1997, the Company shipped a substantial number of PORTACOUNTs to the German Army. There was not a similar order in fiscal 1998.

GOVERNMENT SALES

    Sales to U.S. and state government agencies, including defense, as a percent of total sales, were 21 percent for both fiscal 1999 and 1998 and 22 percent in fiscal 1997. While the government percentage of total sales is high, the Company sells many different products to a very diverse range of government agencies. Consequently, government sales during the past several years have been quite stable as a percentage of total sales. We consider the current percentages to be within the normal range.

GROSS PROFIT

    Gross profit was 56.5 percent for fiscal 1999 and has ranged between 55.7 and 56.5 percent over the last three fiscal years. Our gross profit percentage varies slightly depending on the product mix. While fiscal 1999 is higher than previous years, it falls within what is considered to be a normal range for TSI's products. We do not believe the higher gross margin percentage represents a trend.

OPERATING EXPENSES

    Research and product development expenses were 13.1 percent of net sales in fiscal 1999, compared to 14.3 percent for fiscal 1998 and 13.6 percent in fiscal 1997. The Company's strong commitment to long-term growth through research and product development has continued to generate new products and enhance product lines in key market niches. This is expected to result in sales growth in future years. For the past 10 years, the Company's research and product development expenses have ranged from 12 to 15 percent of net sales. Fiscal 2000 research and development expenses are expected to be at the lower end of this range.

    Selling expenses were 22.8 percent of net sales in fiscal 1999, 22.4 percent in fiscal 1998, and 21.7 percent in fiscal 1997. Selling expenses vary slightly depending on the product mix and sales volume. For fiscal 2000, we expect selling expenses to be within or near the historical range.

    Administrative expenses were 7.5 percent of sales in fiscal 1999 and 7.4 percent in both fiscal 1998 and 1997. The Company expects administrative costs to continue in a normal range of 7 to 9 percent for fiscal 2000.

OTHER INCOME

    Other income totaled $435,000 in fiscal 1999, compared with $798,000 in fiscal 1998 and $372,000 in fiscal 1997. In fiscal 1999, investment income was offset by foreign currency transaction losses and a loss on disposal of fixed assets related to the consolidation of the Aerometrics subsidiary. Other income rose in fiscal 1998, mainly due to higher investment income from larger cash balances and foreign currency transaction gains. Other income varies year to year depending on foreign currency fluctuations, interest rates and invested cash balances.

PROVISION FOR INCOME TAXES

    The provision for income taxes was $3,832,000, or 33 percent of pretax earnings, in fiscal 1999. This compares to provisions of $3,387,000, or 33 percent of pretax earnings, in fiscal 1998, and $3,884,000, or 35 percent of pretax earnings, in fiscal 1997. The fiscal 1999 effective tax rate is expected to again be in the range of 33 to 35 percent of pretax earnings, assuming no significant changes in the tax laws. See Note G on page 22 for additional information.

EURO CURRENCY

    On January 1, 1999, certain members of the European Union established fixed conversion rates between existing ("legacy currencies") and one common currency--the Euro. The Euro is now traded on currency exchanges and can be used in business transactions. Beginning in January 2002, new Euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation.

    The Company has a significant number of customers as well as operations located in European Union countries participating in the Euro conversion. While TSI has not yet experienced a significant impact, the Euro conversion may have competitive implications on our pricing and marketing strategies, which could be material in nature. However, any such impact is not known at this time. The Company has begun to analyze its internal systems (such as payroll, accounting and financial reporting) to determine what modifications may be required to deal with the Euro conversion. To date, the systems have not required material modification and the Company does not expect the cost of any future modifications to have a material impact on the Company's results of operations or financial condition.

            GROSS PROFIT MARGIN                             R&D EXPENDITURES
             (PERCENT OF SALES)                            (PERCENT OF SALES)
--------------------------------------------  --------------------------------------------
           1995                   58.4%                  1995                   14.7%
           1996                   55.6%                  1996                   13.0%
           1997                   56.0%                  1997                   13.6%
           1998                   55.7%                  1998                   14.3%
           1999                   56.5%                  1999                   13.1%

          SELLING & ADMINISTRATIVE
                EXPENDITURES                               OPERATING INCOME
             (PERCENT OF SALES)                             (IN MILLIONS)
--------------------------------------------  ------------------------------------------
           1995                   34.1%                  1995             $    4.71
           1996                   30.9%                  1996                  8.14
           1997                   29.0%                  1997                  10.7
           1998                   29.8%                  1998                   9.4
           1999                   30.3%                  1999                  11.2

LIQUIDITY AND CAPITAL RESOURCES

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents increased by $4,052,000 during fiscal 1999 to $13,437,000 at March 31, 1999. Net cash provided by operating activities totaled $13,491,000 in fiscal 1999, compared with $5,080,000 in fiscal 1998 and $10,008,000 in fiscal 1997. The major factor in the cash increase at March 31, 1999 was net earnings of $7,782,000. Other significant contributions from operating activities were a reduction in receivables and lower inventories. Cash used for additions to property, plant and equipment was $1,436,000, and $2,030,000 was used for an acquisition. Dividend payments increased by $86,000 to $1,361,000. The Company also used $4,935,000 to repurchase common stock.

    The relatively low amount of cash provided by operating activities in fiscal 1998 was primarily a result of:

    - Higher fourth quarter net sales resulting in increased receivables.

    - Increased inventory due to the timing of purchases for new product introductions and the addition of the diameter and flaw detection gauges for the wire and cable industry obtained in the Target Systems acquisition in July 1997.

    With the acquisition of Environmental Systems Corporation (see Subsequent Events Section) in May 1999, TSI increased its bank credit available to $20 million. Management believes internally generated funds and the additional credit facility will provide adequate resources to support operations through fiscal 2001.

STOCK REPURCHASE

    As of March 31, 1999, the Company has authority to repurchase a total of 742,000 shares under plans approved by its Board of Directors. TSI repurchased 618,000 and 100,000 shares during the fiscal years ended March 31, 1999 and 1998, respectively. The Company has no present plans to acquire all the authorized shares or to repurchase shares at any prescribed rate over time.

YEAR 2000 CONVERSION

    The Company has reviewed and modified critical information technology (IT) business systems and believes these systems are Year 2000 compliant. We are currently testing these systems to insure they do comply. We expect that testing and any additional modifications of these systems will be completed by August 1999.

    TSI has also identified all non-IT systems and tested those considered to be critical to the business. Certain of these systems require updating, and the Company has a schedule to make substantially all the updates by September 1999.

    An initial list of critical third-party providers has been made and direct discussions have been held in order to determine their Year 2000 readiness. Most of these vendors have indicated they will be Year 2000 compliant at various points during calendar 1999 and we will not have a stoppage in the flow of critical goods or services. More recently, the Company expanded the vendor list to insure all vendors significant to our business are contacted. We believe alternative suppliers can be identified if our current suppliers fail to become Year 2000 compliant.

    A committee has been formed to assess current product lines to determine if hardware and software are Year 2000 compliant. We are using both internal staff and external consultants to conduct reviews which include Year 2000 instrumentation testing, critical vendor correspondence, facility tours and a questionnaire which assesses each operation's readiness. These reviews will be completed by July 1999.

    TSI's products fall into the following categories:

    Year 2000 Compliant--The Company has identified several products and made them Year 2000 compliant. We have responded to customer requests to provide these upgrades and, in some cases, customers can download updated software from our Internet web site to make the products Year 2000 compliant.

    Non-compliant instruments or instruments not relying on date information--TSI has identified several instruments that do not rely on any internal or external date coding. It is anticipated that no modifications to these instruments will be required. In addition, the Company has in the past produced several instruments that use date information TSI does not intend to make Year 2000 compliant. The

Company is responding to specific customer requests on these instruments as well as providing information on our Internet web site.

    Other--There are still several products where the Year 2000 review has not been completed. It is expected that reviews will be completed during the second quarter of fiscal 2000, ending September 30, 1999. Based on the anticipated results from these reviews, certain products will not be made Year 2000 compliant. However, we do not feel this will deter customers from purchasing these instruments because only the dating information is affected and not the performance. There can be no assurance regarding the customer response to any Year 2000 issues we have yet to identify.

    Internal staff is carrying out our Year 2000 compliance program without significant additional outside expenditures. However, Year 2000 issues have accelerated approximately 10 to 15 percent of our capital purchases by one to two years. During the third quarter, the Company replaced the main IBM AS400 computer system at corporate headquarters with one that meets the requirements of Year 2000. The Company made similar replacements at its domestic subsidiaries during the fourth quarter of fiscal 1999. Foreign subsidiary systems comprise a small portion of the overall system and they are currently under review. We expect this review to be completed by September 1999. The Company estimates that historical and future costs associated with its Year 2000 program will not exceed $200,000 annually for fiscal years 1998 through 2000. Such costs are expensed as incurred. Management does not believe the focus on Year 2000 compliance has caused us to ignore other upgrades to any critical systems.

    Failure to complete upgrades to existing systems, or third-party providers being unable to supply us with inventory, could result in the Company being unable to ship certain products. However, management believes the remaining system changes required can be readily implemented well before January 1, 2000 and, therefore, will not subject TSI to significant business risks.

    The Company has developed a corporate contingency plan to mitigate possible disruptions in services or business operations. Additional contingency plans will be developed within the operating divisions during the remainder of calendar 1999 and the Company will monitor the need for implementing such plans.

    TSI acquired Environmental Systems Corporation on May 26, 1999. In the course of conducting due diligence, the Company endeavored to ascertain whether or not their products or services, or those of critical suppliers, are Year 2000 ready, and whether or not such suppliers and key customers will be adversely affected by the Year 2000 issue. While Environmental Systems Corporation has provided information and made representations and warranties regarding Year 2000 readiness, TSI will need to apply its Year 2000 program steps to fully assess Environmental System Corporation Year 2000 readiness.

SUBSEQUENT EVENT

    The Company announced on May 26, 1999, that it acquired the stock of Environmental Systems Corporation (ESC) for $25 million in an all-cash transaction. To finance the acquisition, the Company used its existing cash along with bank financing of approximately $15,000,000 (see Notes B and K). For the year ended December 31, 1998, ESC posted net sales of $23 million, with net earnings of $1.9 million, or 8.3 percent of sales. TSI expects the acquisition to have a positive effect on sales and earnings for TSI's fiscal 2000, ending March 31, 2000.

    Environmental Systems Corporation specializes in technology-based products and services related to outdoor environmental monitoring. ESC is internationally recognized as a leading supplier of ambient air quality and continuous emissions monitoring systems. ESC offers a comprehensive line of products and services to a wide variety of environmentally concerned companies, public utilities and government agencies. Although not directly competitive with any current TSI activities, ESC operates in markets where a number of our technologies are potentially synergistic. TSI is already involved in some facets of outdoor environmental measurement and monitoring, and we feel this is an excellent opportunity to expand our presence with existing and new products.

MARKET RISK

    The Company is exposed to certain market risks related to the debt it obtained subsequent to March 31, 1999, to finance the acquisition of Environmental Systems Corporation. This debt is described in Notes B and K. TSI does not invest in any derivative financial instruments. The Company is also exposed to certain market risks related to fluctuations in foreign exchange rates because some sales transactions, and the assets and liabilities of its foreign subsidiaries, are denominated in foreign currency.

                            ------------------------

    The Management's Discussion and Analysis of Financial Condition and Results of Operation (the "MD&A") set forth above is quoted from the Company's 1999 10-K. Neither the Purchaser nor any of its affiliates have conducted any independent verification of the statements made therein or of the Company's financial information contained in this Section. The Purchaser would like to remind the offerees that the MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties. As set forth in the Company's 1999 10-K:
Forward-looking statements represent TSI's expectations or beliefs concerning future events, including the following: any statements regarding future sales and gross profit percentages; any statements regarding the continuation of historical trends; any statements regarding the sufficiency of the Company's cash balances and cash generated from operating and financing activities for the Company's future liquidity and capital resource needs; any statements regarding the effect of regulatory changes, the success of development and enhancement of the Company's products, the adequacy of TSI's facilities, potential acquisitions; and any statements regarding the future of the instrumentation industry and the various parts of the instrumentation markets in which the Company conducts business. TSI cautions that any forward-looking statements in this report or in other announcements made by the Company are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitations, the factors set forth on Exhibit 99 to the Company's report on Form 10K for the fiscal year ended March 31, 1999.

    On June 10, 1999, the Company filed a Form 8-K in connection with the Company's acquisition of Environmental Systems, Corporation. The Form 8-K included the following unaudited pro forma financial information:

               PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
                       TWELVE MONTHS ENDED MARCH 31, 1999
                                  (UNAUDITED)

    The following unaudited pro forma condensed combined statements of earnings represents the results of operations of TSI Incorporated and Subsidiaries as if ESC had been acquired April 1, 1998, on a purchase accounting basis. This information should be read in conjunction with the financial statements of the Registrant and ESC and the related notes incorporated herein and incorporated by reference.

    The unaudited pro forma financial information is based on the Company's preliminary review and does not give effect to all adjustments required to allocate the purchase price. The pro forma financial information is not intended to reflect actual results of operations had the purchase of ESC been effective on the date indicated, and is not intended to be indicative of future results.

                                                  HISTORICAL
                                               ----------------
                                                 TSI      ESC     PRO FORMA       PRO FORMA
                                               -------  -------  ------------     ---------
                                                        (ALL AMOUNTS IN THOUSANDS)
Net sales....................................  $85,352  $23,942                   $109,294
Cost of sales................................   37,158   13,131                     50,289
Operating expenses...........................   37,015    7,946       636(a)        45,597
                                               -------  -------  ------------     ---------
Operating income.............................   11,179    2,865      (636)          13,408
                                               -------  -------  ------------     ---------
Other income (expenses)......................      435      128    (1,310)(b)         (747)
                                               -------  -------  ------------     ---------
Earnings before income taxes.................   11,614    2,993    (1,946)          12,661
Provision for income taxes...................    3,832    1,051       705(c)         4,178
                                               -------  -------  ------------     ---------
Net earnings.................................  $ 7,782  $ 1,942   $(1,241)        $  8,483

Basic earnings per share.....................  $  0.69                            $   0.75
Diluted earnings per share...................  $  0.68                            $   0.74

Weighted average number of shares for
  computation of basic earnings per share....   11,317                              11,317
Weighted average number of shares for
  computation of dilutive earnings per
  share......................................   11,482                              11,482

          NOTES TO PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

               (DOLLARS IN THOUSANDS UNLESS OTHERWISE INDICATED)

                                  (UNAUDITED)

    The following describe the adjustments to the historical information of the Registrant and ESC to give pro forma effect to the purchase of ESC.

    (a) Reflects the following:

(1)  Increased amortization of goodwill over 20 years on a straight line
      basis..................................................................        703
(2)  Increased amortization of other intangibles for periods between 10 and
      15 years, straight line................................................        133
(3)  Increased depreciation resulting from the step-up of property, plant and
      equipment, depreciated on a straight line basis over 20 years..........         50
(4)  Contractual reduction in salary expense (250) Total.....................  $     636

    (b) Reflects a decrease in the Registrant's interest income estimated at $350, and an increase in expense of approximately $960 resulting from the debt incurred to finance the acquisition. The Interest rate on the new debt of $15 million is assumed to be 6.4%. A change of 1/8% in the interest rate would result in a change in interest expense and net income of $19 and $13 before and after taxes, respectively.

    (c) Adjusts the effective income tax rate of the combined entity to the Registrant's effective income tax Rate. Registrant expects its effective tax rate to be higher in the future because a significant portion of the purchase price (goodwill) will be nondeductible for tax purposes.

                       PRO FORMA CONDENSED BALANCE SHEET

                                 MARCH 31, 1999

                                  (UNAUDITED)

                           (All amounts in thousands)

                                                HISTORICAL
                                          ----------------------
                                              TSI                   PRO FORMA       PRO FORMA
                                          INCORPORATED     ESC     ADJUSTMENTS      COMBINED
                                          ------------   -------  -------------     ---------
Assets
Cash and cash equivalents...............    $13,437      $ 3,360   $(10,851)(a)      $ 5,946
Accounts receivable, net................     14,462        5,503                      19,965
Prepaid expense.........................        308          141                         449
Inventories.............................     15,539        1,175                      16,714
Income taxes receivable.................          0            0      2,210(b)         2,210
Intangibles and other assets............      9,201        1,867     14,659(c)        25,727
Property, plant & equipment, net........      8,021        4,823      1,000(c)        13,844
                                          ------------                              ---------
Total assets............................    $60,968                                  $84,855
                                          ------------                              ---------
                                          ------------                              ---------

Liabilities and Shareholders' Equity....      5,338        6,461                      11,799
Accounts payable and accrued expenses...      4,412          185                       4,597
Employee compensation...................        473                                      473
Taxes,other than income taxes...........      1,350                                    1,350
Long term debt and other liabilities....          0        2,241     15,000(d)        17,241
                                          ------------                              ---------
Total liabilities.......................    $11,573                                  $35,460
                                          ------------                              ---------

Shareholders' Equity
Common shares...........................      1,115                                    1,115
Additional paid in capital..............     11,409                                   11,409
Retained earnings.......................     37,094                                   37,094
Equity adjustment from translation......       (223)                                    (223)
                                          ------------                              ---------
Total shareholders' equity..............    $49,395                                  $49,395
                                          ------------                              ---------
Total liabilities and shareholder's
  equity................................    $60,968                                  $84,855
                                          ------------                              ---------
                                          ------------                              ---------

                        NOTES TO PRO FORMA BALANCE SHEET

                             (DOLLARS IN THOUSANDS)

                                  (UNAUDITED)

The accompanying unaudited pro forma financial information is based on the Company's preliminary review and does not give effect to all adjustments ultimately required to allocate the purchase price.

    The following describe the adjustments to the historical information of the Registrant and ESC to give pro forma effect to the purchase of ESC.

(a) Reflects the following transactions:

    Purchase price paid with existing cash........................................  $ (10,000)
    Bonuses paid to employees and directors that exercised options, net of cash
     received from such exercise..................................................       (851)
                                                                                    ---------
    Total.........................................................................  $ (10,851)
                                                                                    ---------
                                                                                    ---------

(b) Reflects the estimated income tax due from the exercise of ESC stock options prior to the acquisition.

(c) To reflect the excess of acquisition cost over the estimated fair value of net assets acquired (goodwill). The purchase price, purchase price allocation, and financing of the transaction are summarized as follows:

    Purchase paid as:
      Cash........................................................................  $  10,000
      Proceeds from debt..........................................................     15,000
                                                                                    ---------
      Total purchase consideration................................................  $  25,000
                                                                                    ---------
                                                                                    ---------
    Allocated to:
      Historical book value of ESC's assets and liabilities
        At March 31, 1999.........................................................  $   7,982
      Pro forma adjustment due to options exercised:
        Effect on cash............................................................       (851)
        Income tax refund.........................................................      2,210
                                                                                    ---------
      Total allocated to ESC historical assets & liabilities......................  $   9,341
      Step up of property, plant and equipment....................................      1,000
      Other intangible assets.....................................................      1,500
      Deferred taxes..............................................................       (900)
      Goodwill....................................................................     14,059
                                                                                    ---------
      Total allocation............................................................  $  25,000
                                                                                    ---------
                                                                                    ---------

(d) Reflects the increased debt incurred to finance the acquisition.

    OTHER INFORMATION. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and the stock options granted to them), the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and certain other matters is required to be disclosed in proxy statements and annual reports distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection at the following regional offices of the Commission: 7 World Trade Center, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661-2511; and copies may be obtained by mail at prescribed rates from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Website on the Internet that contains reports, proxy statements and other information (http://www.sec.gov).

    Although the Purchaser has no knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND MR. FAUTH.

    The Purchaser and JJF Group are Minnesota corporations. Their principal executive offices are located at 3100 Metropolitan Centre, 333 South 7th Street, Minneapolis, Minnesota 55402, and their telephone number is (612) 673-6700. The Purchaser and JJF Group were formed for the sole purpose of acquiring and holding shares of the Company's Common Stock. The Purchaser or JJF Group have not conducted any unrelated activities since their organization on July 2, 1999 and June 14, 1999, respectively. The Purchaser's sole shareholder is JJF Group and the sole member of its board of directors is Mr. Fauth. JJF Group's sole shareholder and director is Mr. Fauth. The officers of the Purchaser and JJF Group are Mr. Fauth (President and Chief Executive Officer), John C. Kopchik (Vice President), G. Richard Haun, Jr. (Chief Financial Officer and Treasurer) and Joseph G. Kohler (Secretary). Schedule I hereto sets forth additional background information relating to the directors and executive officers of the Purchaser and JJF Group.

    On July 7, 1999, Mr. Fauth purchased 357,000 Shares for $4,819,500, or $13.50 per share from First American Asset Management, a division of U.S. Bank National Association pursuant to a Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, Mr. Fauth also received voting rights with respect to these Shares at the 1999 Annual Meeting.

    As of the date of the Offer, the Purchaser and JJF Group and Mr. Fauth together beneficially own 1,009,000 Shares, representing approximately 9.0% of the Shares outstanding as of June 16, 1999 as reported in the 1999 10-K. Mr. Fauth, as the sole owner of JJF Group, may be deemed to be the beneficial owner of the Shares held by the Purchaser and JJF Group. All such Shares were acquired in open market transactions on the Nasdaq National Market.

    Schedule II hereto sets forth transactions in the Shares effected during the past three fiscal years by the Purchaser, JJF Group and Mr. Fauth. Except as set forth in this Offer and Schedule II hereto, none of the Purchaser or JJF Group, their executive officers and directors, nor to the best knowledge of the Purchaser or JJF Group, any associate or majority owned subsidiary of such persons beneficially owns any equity security of the Company, and none of the Purchaser or JJF Group nor, to the best knowledge of the Purchaser or JJF Group, any other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing has effected any transaction in any equity security of the Company during the past 60 days.

    Except as set forth in this Offer, the Purchaser or JJF Group does not: (a) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies; (b) has not been engaged in contracts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisitions of securities, election of directors or a sale or other transfer of a material amount of assets; or (c) has not had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

    On November 25, 1998 Mr. Fauth met with two members of the Company's Board of Directors to discuss his interest in the Company and on March 1, 1999 he met with James Doubles, the Company's President, to make his acquaintance and discuss Mr. Fauth's interest in acquiring the Company.

    On March 11, 1999, Mr. Fauth wrote to the Board of Directors of the Company. In his letter he discussed his disappointment that TSI's stock price did not reflect its past results and future prospects and that this was not likely to change in the near future. In his letter Mr. Fauth stated his "strong interest in forming with TSI's current management a private company to acquire TSI by means of a cash merger" so that, among other things, TSI's stockholders could obtain liquidity at an attractive price. Mr. Fauth proposed promptly entering into negotiations with Board representatives with the objective of signing a definitive merger agreement. Although the letter did not state a price, Mr. Fauth indicated that the cash offer would represent a significant premium over the $8.00 per share average price of TSI common stock over the 52 previous weeks. The letter also requested a meeting with the Company's Board and stated that Mr. Fauth would consider a price higher than a 30% premium in the event that he was permitted to conduct a due diligence review of the Company which demonstrated that a higher price was warranted. The letter also discussed that after a merger agreement was signed, TSI would be entitled to consider offers from others

    The Company responded to Mr. Fauth's March 11, 1999 letter on April 27, 1999, stating that the Board of Directors of the Company had concluded that the Company should continue as an independent, publicly held entity and did not want to pursue acquisition discussions.

    On May 13, 1999, attorneys representing Mr. Fauth met with Company counsel. Mr. Fauth's attorneys advised Company counsel that Mr. Fauth was not deterred by the decision communicated in the April 27, 1999 letter and that Mr. Fauth intended to aggressively pursue his efforts to acquire the Company.

    On May 21, 1999, Mr. Fauth requested a shareholder list and other related information from the Company to enable him to communicate with other shareholders. In response, on June 1, 1999, the Company provided some, but not all of the shareholder information which was requested.

    Upon accumulating 652,000 Shares, on June 2, 1999, Mr. Fauth filed a statement on Schedule 13D with the Securities and Exchange Commission.

    On June 2, 1999, in response to a request by the Company's counsel, Mr. Fauth wrote to the Company, advising the Board of the Company regarding his "track record" of purchasing companies. He discussed his purchase of two public companies, DICKEY-john Corporation, a manufacturer of electronics and sensing devices for agricultural and heavy equipment OEMs, and Sterner Lighting Systems, Inc., a manufacturer of lighting solutions, both in friendly transactions. In addition to the purchases of public companies, he discussed his acquisition of numerous privately-held companies.

    On June 14, 1999, Mr. Fauth delivered a letter to the Company proposing to acquire the Company in a merger where the Company's shareholders would receive $12.50 per share, subject to the negotiation and execution of a definitive merger agreement containing provisions which are customary in transactions of this nature and approval by the Company's Board and shareholders. In his letter Mr. Fauth discussed that the proposed $12.50 per share price represented a significant premium over the Company's closing stock price of $10.00 per share on June 11, 1999, the last trading day prior to the offer and a 56% premium over the $8 per share stock price which prevailed before Mr. Fauth started accumulating a significant number of shares in the spring of 1999. The letter requested a meeting with the Board of Directors of the Company to discuss the proposal and also summarized proposals the JJF Group intended to present to the Company's shareholders at their next annual meeting. The Company's Board of Directors refused to meet with Mr. Fauth to discuss his June 14, 1999 proposal.

    On June 16, 1999, JJF Group and Mr. Fauth filed preliminary copies of proxy materials with the Commission with respect to the 1999 Annual Meeting. The preliminary proxy materials proposed the election of three individuals designated by Mr. Fauth and JJF Group to the Company's eight-person Board and also contained the preliminary versions of proposals to amend the Company's bylaws and Articles of Incorporation which were designed to preserve and enhance the shareholders' corporate governance rights.

    On June 17, 1999, the Company announced that its Board of Directors had rejected Mr. Fauth's proposal for the merger described in Mr. Fauth's June 14, 1999 letter.

    On June 18, 1999, Mr. Fauth requested updated shareholder information. On June 28, 1999, the Company provided some, but not all of the shareholder information requested.

    On June 18, 1999, the Company sent a letter to Mr. Fauth rejecting his offer to purchase the Company at a price of $12.50 per share and stating that it intended to "vigorously resist" Mr. Fauth's efforts to acquire the Company.

    On July 2, 1999, JJF Group and Mr. Fauth filed definitive proxy materials with the Commission with respect to the 1999 Annual Meeting. The definitive proxy materials proposed the election of three individuals designated by the Purchaser to Company's eight-person Board. The definitive proxy materials also contained the six proposals described under the heading "Introduction" to this Offer.

    On July 9, 1999, JJF Group filed a Complaint against the Company in the District Court for Ramsey County, Minnesota. The Complaint seeks a declaration by the Court that the Company is incorrect in its assertion in its proxy statement that its articles of incorporation require the affirmative vote of 75% of the Company's outstanding shares in order to adopt three of the JJF Group's proposals. These three proposals concern the Company taking defensive actions, a deadline for the 2000 Annual Meeting and the adoption of a poison pill or issuance of certain new securities. JJF Group has asked the Court to declare that a majority of the Shares voting in person or by proxy at the Annual Meeting is required to carry these proposals. JJF Group has moved the Court for an expedited determination of these issues. That motion is pending before the Court and is currently scheduled to be heard on July 19, 1999.

    On July 9, 1999 the Purchaser announced its intention to commence this tender offer.

    Except for the foregoing, there have been no material contacts or negotiations between the Purchaser or JJF group or their affiliates, on the one hand, and the Company and its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Shares or other securities of the Company, an election of directors, or a sale or other transfer of a material amount of the Company's assets.

11. PURPOSE OF THE OFFER; THE MERGER; PLANS FOR THE COMPANY.

    PURPOSE OF THE OFFER. The purpose of the Offer and the Merger, as described in the Introduction, is to enable the Purchaser to acquire control of, and the entire equity interest in, the Company. If the Offer is consummated, then, as soon as practicable thereafter, the Purchaser will seek to consummate the Merger.

    THE MERGER. The purpose of the Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. If the Merger is consummated within two years of the consummation of the Offer, each then outstanding Share (other than Shares owned by the Purchaser or its affiliates) would be converted into the right to receive cash in the same amount as is received in the Offer, and the Company would become a wholly-owned subsidiary of JJF Group. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The timing of consummation of the Offer and Merger will depend upon on a variety of factors and legal requirements, the actions of the Company's Board, the number of Shares (if any) acquired by the Purchaser pursuant to the Offer, and whether the conditions to the Offer have been satisfied.

    Except in the case of a "short-form" merger as described below, under Minnesota law the approval of the Company's Board of Directors and the affirmative vote of holders of a majority of the outstanding Shares (including Shares owned by the Purchaser, JJF Group and Mr. Fauth) would be required to approve the Merger. If the Purchaser acquired through the Offer or otherwise voting power with respect to at least a majority of the outstanding Shares, which would be the case if the Minimum Tender Condition, the Control Share Condition and Business Combination Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer, it would have sufficient voting power to effect the Merger without the vote of any other shareholder of the Company. If following consummation of the Offer, the current members of the Board of Directors of the Company do not resign or approve the Merger, then the Purchaser intends to call a special meeting of shareholders to seek to remove members of the Board and to cause nominees of the Purchaser to be elected to fill the resulting vacancies who, subject to the fiduciary duties they would have as directors of the Company, intend to approve the Merger and take any other action to permit the Merger to be consummated.

    Minnesota law provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent can effect a "short-form" merger with that subsidiary without a shareholder vote. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquired or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other shareholder of the Company.

    If the Merger has not been consummated, the Purchaser or an affiliate may, either immediately following consummation or termination of the Offer (whether or not the Purchaser purchases Shares pursuant to the Offer) or from time to time thereafter, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer. Alternatively, the Purchaser and its affiliates reserve the right to sell or otherwise dispose of any or all of the Shares acquired by them pursuant to the Offer or otherwise, upon such terms and at such prices as they shall determine.

    The precise timing and other details of any merger or other business combination transaction will depend on a variety of factors such as general economic conditions and prospects, the future prospects, asset value and earnings of the Company, the number of Shares acquired by the Purchaser pursuant to the Offer or otherwise and the statutory requirements described above. The Purchaser can give no assurance that a merger or other business combination will be proposed or that, if it is proposed, it will not be delayed or abandoned. The Purchaser expressly reserves the right not to propose any merger or similar business combination on terms other than those set forth herein, and its ultimate decision could be affected by information hereafter obtained by the Purchaser, changes in economic or market conditions or in the business of the Company or other factors.

    The making of the Offer will enable the Purchaser to commence the process of seeking regulatory approvals for its acquisition of the Company. See Section 15. In addition, by tendering Shares pursuant to the Offer, the Company's shareholders effectively will be given the opportunity to express to the Company's Board that they wish to be able to accept the Offer.

    THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE 1999 ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH THE PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE EXCHANGE ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

    PLANS FOR THE COMPANY. Upon consummation of the Offer, the Purchaser expects that it will maintain the current structure of the Company's organization. However, the Purchaser, or its affiliates, intend to conduct a review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties and policies and to consider what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. See Section 10.

    Except as described in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Company, (iv) any material changes in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's corporate structure or business, (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or
(vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

    DISSENTER'S RIGHTS AND GOING PRIVATE TRANSACTIONS. Under the Minnesota Business Corporation Act, the Purchaser has been advised that shareholders will have the right to dissent from the Merger, and receive in lieu of the Merger consideration, assuming compliance with appropriate statutory procedures, the per share amount determined in accordance with Sections 302A.471 and 473 of the Minnesota Business Corporation Act.

    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 would not be applicable to the Merger if: (a) the Shares are deregistered under the Exchange Act prior to the Merger; or (b) the Merger is consummated within one year after the purchase of the Shares pursuant to the Offer and the Merger provided for shareholders to receive cash for their Shares in an amount at least equal to the amount paid per Share in the Offer. However, in the event that the Purchaser is deemed to have acquired control of the Company pursuant to the Offer and if the Merger is consummated more than one year after completion of the Offer or an alternative acquisition transaction is effected whereby shareholders of the Company receive consideration less than that paid pursuant to the Offer, in either case at a time when the Shares are still registered under the Exchange Act, the Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction be filed with the SEC and disclosed to shareholders prior to the consummation of the transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration.

12. SOURCE AND AMOUNT OF FUNDS.

    There were 11,232,816 Shares outstanding as of June 16, 1999, of which 1,009,000 Shares are currently owned by the Purchaser or Mr. Fauth. Including outstanding options for 810,194 Shares as of March 31, 1999, there are potentially 12,043,010 Shares outstanding on a fully diluted basis. In order to satisfy the Minimum Offer Condition, approximately 5,012,000 Shares (the "Purchased Shares") would need to be tendered and purchased, together with the Shares currently owned by Mr. Fauth. The total purchase price of these Purchased Shares would be $70,175,084. If all Shares other than those owned by the Purchaser or Mr. Fauth were tendered, the total purchase price would be $154,476,140.

    The Purchaser's total equity will be $44,126,000, comprised of $30 million in cash and the contribution of Mr. Fauth's 1,009,000 Shares, which would be valued at $14,126,000 at $14.00 per share. The cash will be contributed to the Purchaser by its parent, JJF Group, Inc., which will have borrowed the $30 million from Churchill Industries, Inc., an industrial holding company that is wholly owned by Mr. Fauth. The loan is expected to be unsecured and guaranteed by Mr. Fauth, to bear an interest rate of 3.25% over the London Interbank Offered Rate ("LIBOR") and to have a term of five years.

    In addition to the aforementioned equity, the Purchaser has also received a "highly confident letter" dated July 9, 1999 from BNY Capital Markets, Inc.( "BNY") indicating that as of that date, BNY was highly confident that it could obtain commitments from lenders for a senior secured credit facility (the "Tender Offer Facility") to be made available to the Purchaser in an amount sufficient to finance a portion of the payment obligations under the Tender Offer required to purchase the tendered Shares. The Tender Offer Facility would be secured by the Purchased Shares and the Contributed Shares, and would not exceed approximately 43% of their respective collateral values as determined under Federal Reserve Regulation U. The Tender Offer Facility is expected to have an effective interest rate of 3% over LIBOR or 1.75% over the prime rate and a maximum term of 18 months.

    The balance of the funds necessary to consummate the Offer would be approximately $4 million if the minimum Shares were tendered, and approximately $52 million if all Shares not already owned by the Purchaser or Mr. Fauth were tendered. The Purchaser expects that such amounts would be financed by additional equity contributions to the Purchaser or additional borrowings by the Purchaser. The Purchaser believes that such amounts can be obtained on a timely basis, but currently no specific arrangements have been made to obtain that additional financing. The Purchaser's belief that such financing to purchase the Shares will be available is based in part on the BNY highly confident letter referred to above, which in addition to the financing referred to above for the purchase of Shares, states that as of the date of that letter BNY was highly confident that up to $140 million in financing would be available upon a merger of the Purchaser and the Company to refinance debt incurred in connection with the purchase of the Shares and for general corporate purposes. The Purchaser expects that such replacement financing would consist of up to $40 million of senior debt secured by the Company's assets and up to $110 million of senior subordinated notes issued by the merged Company in the public debt market. To date no binding arrangements have been made for such replacement financing.

    The BNY highly confident letter states that BNY's ability to provide financing is subject to satisfaction or waiver of customary conditions, including (a) there having been in BNY's sole judgment no material adverse change in the financial condition, results of operations, business or prospects of the Company, the Purchaser or Churchill Industries, Inc. and its subsidiaries ("Churchill") since March 31, 1999; (b) there not having been any material adverse change in the market for high yield securities or capital markets in general, in the opinion of BNY; (c) consolidated pro forma capitalization of the Company following the Merger, assuming consummation of the Offer and related permanent financings being acceptable to BNY; (d) audited and unaudited historical financial statements (including unaudited pro forma financial statements) of the Company and its subsidiaries acceptable to BNY conforming to the requirements of the Commission; (e) BNY not having discovered or otherwise becoming aware of any information not previously disclosed to Lender that it believes is inconsistent in a material and adverse manner with BNY's understanding, concerning the business, operations, property, condition (financial or otherwise) or prospects of the Company, the Purchaser or Churchill; (f) terms, structure and arrangements regarding the financing and other financing for the transaction being on terms satisfactory to BNY; (g) the consolidated pro forma capitalization of the Purchaser, assuming consummation of the Offer, being acceptable to BNY; (h) execution and delivery of definitive documentation relating to and encompassing the transaction which is acceptable to BNY; (i) receipt of all appropriate regulatory approvals; and (j) there having been no change or proposed change in laws that could be expected to adversely affect the economic consequences of the transaction.

    The foregoing summary of the source and amount of funds is qualified in its entirety by reference to the text of the highly confident letter, a copy of which is filed as an exhibit to the Schedule 14D-1 of the Purchaser, JJF Group and Mr Fauth filed with the Commission in connection with the Offer (the "Schedule 14D-1") and is incorporated in this Offer to Purchase by reference and may be inspected in the same manner as set forth with respect to the Company in
Section 8. If and when definitive agreements with respect to the financing arrangements are executed, copies will be filed as exhibits to amendments to the
Schedule 14D-1.

13. DIVIDENDS AND DISTRIBUTIONS.

    If, on or after June 16, 1999, the Company should (a) split, combine or otherwise change the Shares or its capitalization, (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities or (c) issue or sell additional Shares (other than the issuance of Shares under option prior to March 31, 1999, in accordance with the terms of such options as publicly disclosed prior to June 16, 1999), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, then, subject to the provisions of Section 14, the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased or the number of securities required to satisfy the Minimum Tender Condition.

    If, on or after June 16, 1999, the Company should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a record date prior to the transfer of the Shares purchased pursuant to the Offer to the Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions of Section 14, (a) the purchase price of the Offer may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering shareholders will (i) be received and held by the tendering shareholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

14. CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Shares not theretofore accepted for payment or paid for unless the following conditions have been satisfied, among others, (1) Minimum Tender Condition, (2) the Control Share Condition, (3) the Business Combination Condition, (4) the Election Condition, (5) the Purchaser being satisfied, in its sole discretion, that the Company's shareholders at their July 22, 1999 Annual Meeting have adopted five proposals to amend the Company's Articles of Incorporation and Bylaws which are designed to limit the Company's ability to take various defensive measures to hinder or prevent the Company's shareholders from considering this or other acquisition offers, (6) the Financing Condition, and
(7) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after July 12, 1999, and before the acceptance of such Shares for payment or the payment therefor, any of the following events or facts shall have occurred:

        (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i) (A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to or which is reasonably likely to, impose voting, procedural, price or other requirements in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser, or any other affiliate of the Purchaser or the consummation by the Purchaser, or any other affiliate of the Purchaser of a merger or other similar business combination with the Company, (B) seeking to obtain material damages, or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer or any merger or business combination between the Purchaser or its affiliates on the one hand and the Company and its affiliates on the other hand, (ii) seeking to prohibit the ownership or operation by the Purchaser or any other affiliate of the Purchaser of all or any portion of the business or assets of the Company and its subsidiaries or of the Purchaser or any other affiliate of the Purchaser or to compel the Purchaser or any other affiliate of the Purchaser or the Company or any subsidiary thereof to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of the Purchaser or any other affiliate of the Purchaser or the Company or any subsidiary thereof or seeking to impose any limitations on the ability of the Purchaser or any other affiliate of the Purchaser to conduct such business or own such assets, (iii) seeking to impose or confirm limitation on the ability of the Purchaser or any other affiliate of the Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or any other affiliate of the Purchaser on all matters properly presented to the Company's shareholders, (iv) seeking to require divestiture by the Purchaser or any other affiliate of the Purchaser of any Shares, (v) seeking any material diminution in the benefits expected to be derived by the Purchaser or any other affiliate of the Purchaser as a result of the transactions contemplated by the Offer or any merger or other similar business combination with the Company, (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of the Purchaser, might materially adversely affect the Company or any of its subsidiaries or the Purchaser or any other affiliate of the Purchaser or the value of the Shares, or (vii) in the sole judgment of the Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries;

        (b) there shall be any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Purchaser or any other affiliate of the Purchaser or the Company or any of its subsidiaries or (ii) the Offer or any merger or other similar business combination by the Purchaser or any other affiliate of the Purchaser with the Company, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the sole judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

        (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of the Purchaser, is or may be materially adverse to the Company or any of its subsidiaries, or the Purchaser shall have become aware of any facts that, in the sole judgment of the Purchaser, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser or any other affiliate of the Purchaser;

        (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of the Purchaser, might affect, the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

        (e) the Company or any of its subsidiaries shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to March 31, 1999, in accordance with the terms of such options as publicly disclosed prior to June 16, 1999) other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of the Company, (v) altered or proposed to alter any material term of any outstanding security other than to grant voting rights to the Purchaser pursuant to the Control Share Condition or to satisfy the Business Combination Condition with respect to the Purchaser as described herein, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants,
    (vii) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that in the sole judgment of the Purchaser could adversely affect either the value of the Company or any of its subsidiaries or the value of the Shares to the Purchaser or any other affiliate of the Purchaser, (ix) entered into any employment, severance or similar agreement, arrangement or plan with or for the benefit of any of its employees other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to the employees as a result of or in connection with the transactions contemplated by the Offer,
    (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or the Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to July 12, 1999, or (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or its by-laws (other than any amendment effected as a result of the adoption of the Proposals), or the Purchaser shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to July 12, 1999;

        (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a
    Schedule 13G on file with the Commission prior to July 12, 1999, (ii) any such person, entity or group that prior to July 12, 1999, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company;

        (g) any approval, permit, authorization, favorable review or consent of any Governmental Entity (including those described or referred to in Section
    15) shall not have been obtained on terms satisfactory to the Purchaser in its sole discretion;

        (h) the Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected as a result of the transactions contemplated by the Offer, or (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Shares in the hands of the Purchaser or any other affiliate of the Purchaser (including, without limitation, any event of default that may ensue as a result of the consummation of the Offer, or any other business combination or the acquisition of control of the Company); or

        (i) the Purchaser shall have reached an agreement or understanding with the Company providing for termination of the Offer, or the Purchaser or any other affiliate of the Purchaser shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company; which, in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser or any other affiliate of the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

    A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

    The Purchaser acknowledges that the Commission believes that (a) if the Purchaser is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to any approval required under the HSR Act and most other regulatory approvals.

15. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

    GENERAL. Except as disclosed herein, based upon review of publicly available filings by the Company, the Purchaser is not aware of any license or regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the Purchaser's acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to the business of the Company or the Purchaser in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. The Purchaser's obligation to purchase and pay for Shares is subject to certain conditions, including conditions with respect to litigation and governmental actions. See the Introduction and Section 14 for a description thereof.

    STATE TAKEOVER LAWS. The Company and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers and acquisitions of shares of corporations that are incorporated or have substantial assets, shareholders or a principal place of business in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws which made takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS CORP. V. DYNAMICS CORP. OF AMERICA, however, the Supreme Court held that a state may, as a matter of corporate law and in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

    The Company is incorporated under the laws of the state of Minnesota. The Minnesota Control Share Act requires, among other things, that in order to vote shares of an "issuing public corporation" acquired over a 20%, 33% or 50% threshold, an "Acquiring Person" must receive the approval of the holders of a majority of all shares entitled to vote and the holders of a majority of shares entitled to vote excluding all "interested shares" at a meeting to be held no later than 55 calendar days following delivery of, among other things, an information statement by the Acquiring Person to the Issuing Public Corporation, unless the Acquiring Person agrees to a later date. "Interested Shares" are defined to mean shares beneficially owned by an Acquiring Person, by any officer of the Issuing Public Corporation and by employee-directors of the Issuing Public Corporation. An "Acquiring Person" is defined as any person that makes or proposes to make an acquisition of, directly or indirectly, of beneficial ownership of shares of an Issuing Public Corporation that would, when added to all other shares beneficially owned by such person, entitle such person immediately after such acquisition to exercise or direct the exercise of voting power over a new range of voting power within any of the ranges referred to above. In order to obtain the right under the Control Share Act to vote all Shares that may be acquired by the Purchaser pursuant to the Offer, the Purchaser would be required to deliver to the Company an Information Statement containing the information required by the Minnesota Control Share Act and, in accordance with the Minnesota Control Share Act, request that the Company call a special meeting of shareholders for the sole purpose of considering the voting rights to be accorded to all Shares acquired by the Purchaser pursuant to the Offer.

    The above provisions do not apply to a control share acquisition of shares of an Issuing Public Corporation whose articles of incorporation or bylaws provide that the Control Share Act does not apply to control share acquisitions of its shares. The Company's Articles of Incorporation, as amended, and Bylaws, as amended, currently do not exclude the Company from the restrictions imposed by the Control Share Act. A CONDITION TO THE OFFER IS THAT THE SHAREHOLDERS OF THE COMPANY APPROVE AN AMENDMENT TO THE COMPANY'S BYLAWS PROVIDING THAT THE COMPANY OPTS OUT OF THE MINNESOTA CONTROL SHARE ACT, OR THAT THE PURCHASER IS OTHERWISE SATISFIED IN ITS SOLE DISCRETION THAT THE MINNESOTA CONTROL SHARE ACT IS INAPPLICABLE TO THE OFFER.

    In addition, Section 302A.673 of the Minnesota Business Corporation Act would prohibit any "business combination" including any merger, for a period of four years following the date that the Purchaser first acquires beneficial ownership, directly or indirectly, of 10% or more of the outstanding Shares if the Purchaser does not receive approval of a special committee composed of all of the disinterested members of the Company's Board of Directors prior to such acquisition. A CONDITION TO THE OFFER IS THAT A COMMITTEE OF THE COMPANY'S DISINTERESTED DIRECTORS APPROVE THE PURCHASER'S ACQUISITION OF SHARES PRIOR TO THE PURCHASER ACQUIRING BENEFICIAL OWNERSHIP, DIRECTLY OR INDIRECTLY OF AT LEAST 10% OF THE COMPANY'S OUTSTANDING SHARES IN ACCORDANCE WITH THE MINNESOTA BUSINESS COMBINATION ACT.

    THE MINNESOTA TAKEOVER DISCLOSURE LAW. Minnesota Statutes Ch.80B.01 ET SEQ., requires certain disclosures and filing of disclosure material with the Minnesota Commissioner of Commerce (the "Commissioner"). On July 12, 1999 the Purchaser filed disclosure materials with the Commissioner. Although the Commissioner does not approve such material, he or she does review it for the adequacy of such disclosure and is empowered to summarily suspend the Offer in Minnesota within three days of such filing if the material does not provide full disclosure. Such summary suspension, if made, would be effective until a hearing is held (within ten days of the summary suspension) and a determination made (within three days of such hearing, but no more than sixteen days after the initial summary suspension) to make any such suspension permanent, subject to corrective disclosure.

    The Purchaser has not determined whether any other state takeover laws and regulations will by their terms apply to the Offer, and, except as set forth herein, the Purchaser has not presently sought to comply with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer, and neither anything in this Offer nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer.

    ANTITRUST LAWS. Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer and the proposed Merger is subject to such requirements.

    If the Election Condition and the Bylaw and Article Conditions are satisfied at the Company's 1999 Annual Meeting, the Purchaser intends to file prior to July 26, 1999 a Premerger Notification and Report Form with the Antitrust Division and the FTC under the HSR Act in connection with the purchase of Shares that would include Shares acquired pursuant to the Offer, and the required waiting period will expire at 11:59 p.m., New York City time, fifteen days after such filing, unless earlier terminated by the Antitrust Division or the FTC or the Purchaser receives a request for additional information or documentary material prior thereto. If, within such 15-calendar-day waiting period, either the FTC or the Antitrust Division were to request additional information or documentary material from the Purchaser, the waiting period would be extended for an additional period of 10 calendar days following the date of substantial compliance with such request by the Purchaser. Only one extension of the waiting period pursuant to a request for additional information is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period could be extended only by court order or with the consent of Purchaser. The additional 10-calendar-day waiting period may be terminated sooner by the FTC or the Antitrust Division. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request made to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period with respect to the purchase of Shares pursuant to the Offer.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of the Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

    Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, the Purchaser believes that the acquisition of Shares pursuant to the Offer should not violate the applicable antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

    FOREIGN APPROVALS. According to publicly available information, the Company also owns property and conducts business in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer.

    MARGIN CREDIT REGULATIONS. Federal Reserve Board Regulations T, U and X (the "Margin Credit Regulations") restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly thereby. The Purchaser will be required to comply with the Margin Credit Regulations.

16. CERTAIN FEES AND EXPENSES.

    R.J. Steichen & Co. ("Steichen") is acting as Dealer Manager in connection with the Offer. The Purchaser is obligated to pay to Steichen an advisory retainer fee of up to $100,000, $10,000 per month and an additional fee of $50,000 if the Purchaser accumulates more than 50% of the Shares or the Purchaser has obtained majority representation on the Company's Board of Directors. The Purchaser has agreed to reimburse Steichen for all of its reasonable expenses, including reasonable fees and disbursements of its counsel, incurred in rendering its services under its engagement agreement with Steichen and has agreed to indemnify Steichen against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

    In the ordinary course of business, Steichen and its affiliates may actively trade the securities of the Company for their own account and for the account of customers and accordingly may, at any time, hold long or short positions in such securities. As of July 9, 1999, Steichen held for its own account and the account of its affiliates a net long position of approximately 800 Shares.

    Beacon Hill Partners, Inc. has been retained by the Purchasers as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. The Purchaser will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. The Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

    In addition, Firstar Bank of Minnesota, N.A. has been retained as the Depositary. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Except as set forth above, neither the Purchaser nor any of its officers or directors will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17. MISCELLANEOUS.

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

    Mr. Fauth, the Purchaser and JJF Group have filed with the Commission a
Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such
Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the office of the Commission in the same manner as described in Section 8 with respect to information concerning the Company, except that they will not be available at the regional offices of the Commission.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR MR. FAUTH NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                            ------------------------

                             JJF ACQUISITION, INC.

July 12, 1999

                                   SCHEDULE I
        DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND JJF GROUP

    The name, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and JJF Group are set forth below. The principal business address of each director and executive officer is 3100 Metropolitan Centre, 333 South Seventh Street, Minneapolis, Minnesota 55402. Each such person is a citizen of the United States.

                                                                 POSITION WITH THE PURCHASER
NAME                                            PRINCIPAL OCCUPATION OR EMPLOYMENT, 5 YEAR EMPLOYMENT HISTORY
------------------------------------------  ---------------------------------------------------------------------
John J. Fauth (54)........................  Mr. Fauth is President and Chief Executive Officer of the Purchaser
                                            and JJF Group. Mr. Fauth is the sole owner and member of the Board of
                                            Directors of JJF Group and the sole director of the Purchaser. Mr.
                                            Fauth has served as the Chairman, President and Chief Executive
                                            Officer of Churchill Industries, Inc. since he founded it in 1982. He has also served as the Chairman of Churchill Capital, Inc. (an investment management firm based in Minneapolis) since 1987. Mr.
                                            Fauth serves on the Board of Directors of Georgetown University in
                                            Washington, D.C. and John G. Kinnard & Co. (a publicly held investment banking firm based in Minneapolis, Minnesota). From 1994 to 1997, he was a member of the Board of Directors of Children's
                                            Healthcare in Minneapolis and St. Paul, Minnesota.

G. Richard Haun, Jr. (41).................  Mr. Haun is Chief Financial Officer and Treasurer of the Purchaser
                                            and JJF Group. Mr. Haun has served as Managing Director of Churchill
                                            Industries since December 1998. Mr. Haun served as President of
                                            Sterner Holding Company, a company owned by Churchill Industries, and
                                            Chief Executive Officer of Sterner's subsidiaries from August 1995 to
                                            December 1998. From 1991 to 1995, Mr. Haun was the Chief Financial
                                            Officer of Churchill Industries.

John C. Kopchik (40)......................  Mr. Kopchik is Vice President of the Purchaser and JJF Group. Mr.
                                            Kopchik has served as Vice President, Mergers and Acquisitions of
                                            Churchill Industries since 1998. Mr. Kopchik served as Vice President of Marketing of Northwest Airlines from 1996 to 1998 and Director of
                                            Business Development for General Mills Inc. from 1994 to 1996.

Joseph G. Kohler (52).....................  Mr. Kohler is Secretary of the Purchaser and JJF Group. Mr. Kohler
                                            has served as General Counsel of Churchill Industries since 1995.
                                            Prior to joining Churchill Industries, Mr. Kohler was partner in the
                                            Lindquist & Vennum P.L.L.P. law firm in Minneapolis from 1977 to
                                            1995.

                                  SCHEDULE II

    The following table sets forth information concerning transactions in Shares since the beginning of the third full fiscal year of the Company by Mr.Fauth. All such transactions were effected in open market purchases on the Nasdaq National Market.

                                                                                 PRICE PER
PURCHASE DATE                                                       QUANTITY       SHARE
------------------------------------------------------------------  ---------  --------------
11/30/98..........................................................      3,000       7.9375
12/01/98..........................................................      6,500       7.9375
12/02/98..........................................................      1,000       7.9375
12/07/98..........................................................      4,000       7.9375
12/08/98..........................................................      1,800       7.9375
12/09/98..........................................................      1,500       7.9375
12/14/98..........................................................      5,000       7.9375
12/15/98..........................................................      6,000       7.9375
12/17/98..........................................................     16,500       7.9375
12/18/98..........................................................      3,500       7.9375
12/21/98..........................................................        600       7.9375
12/22/98..........................................................      4,000       7.9375
12/29/98..........................................................    200,000       9.1250
01/20/99..........................................................      9,800       7.75
02/22/99..........................................................      5,000       8.00
02/23/99..........................................................      3,000       8.125
02/24/99..........................................................     12,000       8.0990
02/25/99..........................................................      7,500       8.125
02/26/99..........................................................     23,700       8.5691
03/04/99..........................................................      2,000       8.500
03/05/99..........................................................     45,000       9.0556
03/17/99..........................................................      8,500       7.9191
03/24/99..........................................................      2,000       8.25
03/26/99..........................................................      5,000       7.9375
03/29/99..........................................................     30,000       8.1921
03/30/99..........................................................     54,000       8.5611
04/01/99..........................................................     25,000       8.0000
04/05/99..........................................................     20,000       8.1750
04/06/99..........................................................     19,100       8.4836
04/16/99..........................................................      2,500       7.6250
05/24/99..........................................................     42,000      10.0908
05/26/99..........................................................      2,500      10.50
05/27/99..........................................................     80,000      10.9375
07/07/99..........................................................    357,000      13.50

------------------------

(1) Does not include brokerage commissions.

    Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer Is:

                          FIRSTAR BANK MINNESOTA N.A.

                                    BY MAIL:
                             101 East Fifth Street
                           St. Paul, Minnesota 55101
                           Corporate Trust Department
                            Attention: Frank Leslie

                         BY HAND OR OVERNIGHT DELIVERY:
                             101 East Fifth Street
                           St. Paul, Minnesota 55101
                           Corporate Trust Department
                            Attention: Frank Leslie
                 BY FACSIMILE (FOR ELIGIBLE INSTITUTIONS ONLY)
                                 (651) 229-6415

                        CONFIRM FACSIMILE BY TELEPHONE:
                                 (651) 229-2600

    ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT OR THE DEALER MANAGER AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SET FORTH BELOW. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer Is:

                           BEACON HILL PARTNERS, INC.
                                90 Broad Street
                                   20th Floor
                            New York, New York 10004
                                 (800) 475-9320
                                       or
                             Collect (212) 843-8500

                      The Dealer Manager for the Offer Is:
                              R.J. STEICHEN & CO.
                              One Financial Plaza
                                   Suite 100
                              120 South 6th Street
                             Minneapolis, MN 55402
                                 (800) 328-4836
                                       or
                             Collect (612) 341-6200